UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER: 1-12471
                                                    CUSIP NUMBER: [458124 10 8]

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
               [ ] Form N-CSR

                       For Period Ended: December 31, 2006

[   ] Transition Report on Form 10-K       [   ]  Transition Report on Form 20-F
[   ] Transition Report on Form 11-K       [   ]  Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Integrated Surgical Systems, Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office: 1433 N. Market Blvd. Suite 1,
                                       Sacramento, CA 95834

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

     On June 2, 2005, the Registrant terminated all employees and ceased operations. On September 20, 2006, the Company resumed operations with a limited staff and requires the extension to complete the required filing. For such reasons, the subject Form 10-KSB could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Charles J. Novak, Vice President of Finance & Administration
     (916) 285-9943

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
    [ ] Yes [ X ] No, reports to be filed are:

                  Form 10-QSB for quarter ending March 31, 2005 Form 10-QSB for quarter ending June 30, 2005
                  Form 10-QSB for quarter ending September 30, 2005 Form 10-KSB for year ending December 31, 2005 Form 10-QSB for quarter ending March 31, 2006 Form 10-QSB for quarter ending June 30, 2006
                  Form 10-QSB for quarter ending September 30, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Integrated Surgical Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2007                         Integrated Surgical Systems, Inc.


                                             By: /s/  Ramesh Trivedi
                                                 ------------------------------
                                                 Ramesh Trivedi, President/CEO